FOR IMMEDIATE RELEASE                                Contact: Greg Wright
                                                          (210) 283-2440


                             TESORO'S RESERVES AND
                         1996 CAPITAL BUDGET ANNOUNCED

     San Antonio,  Texas  --  Jan.  30,  1996  --  Tesoro  Petroleum Corporation
(NYSE:TSO) today announced its Exploration & Production (E&P) segment added natural gas reserves at about double its total production level during 1995, although year-end proved reserves were lower due to property sales. The company also announced its 1996 capital budget, the bulk of which is directed at E&P.

     In 1995, Tesoro added  96  billion  cubic  feet-equivalent (Bcfe) of proved reserves, virtually all of which were natural gas in south Texas. These additions, including revisions of prior estimates, replaced 193 percent of overall net production of 49.8 Bcfe, of which 8 Bcfe were produced in Bolivia. Focusing on Tesoro's south Texas operations, the company replaced 230 percent of net domestic production, which totaled 41.8 Bcfe during 1995. Without revisions, Tesoro added 50.2 Bcfe of domestic proved reserves, for a 120 percent domestic replacement rate.

     Tesoro's domestic proved reserve additions in 1995 were achieved at low cost, bringing its three-year finding cost to $.70 per thousand cubic feet-equivalent, which is among the lowest in the industry. These additions were realized with an 85 percent domestic drilling-success rate during 1995, reflecting 100 percent success on 17 development wells (9.71 net) and 56 percent success on nine exploratory wells (3.63 net).

     For the year, Tesoro's net proved domestic reserves declined 18 percent due to the recent sale of certain Bob West field interests, which accounted for approximately 77 Bcfe of net proved reserves. Tesoro ended the year with 106.4 Bcfe of domestic net proved reserves, compared with 129.1 Bcfe at year-end 1994.

     "Our domestic drilling program had a very successful year," Tesoro E&P President Robert Oliver said. "Even though we sold properties containing about 77 Bcfe and produced about 42 Bcfe, our year-end domestic reserves were down less than 23 Bcfe. Looking ahead, we expect to derive significant benefits from the recent sale of some of our Bob West field interests. Aside from greatly strengthening our financial position, proceeds from the sale are enabling us to move forward with

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high-potential  drilling opportunities outside the Bob West field.  During 1995, on a minimal exploration budget of less than $8 million, we participated in nine exploratory wells in other parts of south Texas, with a 56 percent success rate. Included in these numbers is our Longoria No.1 well, which represents a major new discovery that we named the Tea Jay field. We expect to accelerate this domestic drilling program in 1996."

     Oliver noted that potentially major enhancements also are on the horizon for Tesoro's Bolivian operations. Passage of a new hydrocarbons law in Bolivia, expected by mid-year, would significantly boost Tesoro's proved reserves due solely to a resulting extension of the company's contracts of operation. In addition, proposed pipeline projects in the region are moving forward, which would open up significant new markets for Tesoro's production.

     "We have discovered five fields on our 1.3 million acres under contract in Bolivia, with another prospect currently drilling," Oliver said. "Two of these fields are shut in and the other three could produce at much higher levels if we had access to sufficient markets. We fully expect our Bolivian operations to go from being a static asset to a very dynamic asset within the next few years."

     Tesoro completed one well (.73 net) in Bolivia during 1995, discovering the new Palo Marcado natural gas field, which has estimated gross potential reserves of more than 250 Bcfe. However, until the new hydrocarbon law is approved and the contracts are extended, no proved reserves can be attributable to this success. As a result, Tesoro's Bolivian reserves fell 8 percent to 98.0 Bcfe from year-end 1994.

                              Capital Expenditures
     Tesoro plans company-wide 1996 capital expenditures of approximately $51 million, compared with $64 million in 1995. The E&P segment accounts for almost $41 million, or 80 percent, of the budgeted expenditures, compared with $53 million, or 84 percent, in 1995. Spending for Tesoro's Refining & Marketing (R&M) segment in 1996 is expected to be approximately $9 million, about the same as in 1995.

     The E&P segment's 1995 capital expenditures included $49 million for domestic operations and $4 million in Bolivia. The 1996 E&P budget calls for $36 million of domestic expenditures and approximately $5 million in Bolivia, where the current drilling program includes two exploratory

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wells,  one of which is now drilling.  Planned domestic expenditures include $21 million for exploration, development and acquisition outside the Bob West field, reflecting a 100 percent increase. Expenditures for Bob West field development, on the other hand, are budgeted at $15 million, down from about $39 million in 1995. Tesoro expects to substantially complete its development of this field during 1996.

     "Our drilling focus has definitely shifted away from the development of this one field, which accounted for 80 percent of domestic E&P capital spending in 1995 but only 40 percent of planned 1996 expenditures," Oliver said. "However, we plan to remain in the same general area of south Texas within the Wilcox trend, capitalizing on the expertise we've developed in the region. The outstanding exploratory success we recorded during 1995 gives us additional confidence in the drilling prospects we have targeted for 1996."

     Approximately 15 percent of the R&M segment's $9 million 1996 capital budget is earmarked for the installation of facilities that will allow the company to begin producing and marketing asphalt in Alaska, where Tesoro hopes to capture a 20 percent market share by year-end. The remainder of the planned expenditures is targeted primarily toward maintenance and upgrades at Tesoro's refinery and 7-Eleven convenience stores in Alaska, roughly the same as in 1995.

     Tesoro Petroleum Corporation is a natural resource company engaged in natural gas exploration and production, petroleum refining and marketing, and wholesale marketing of fuel and lubricants.

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